FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of August, 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated August 18, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: August 18, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

Madrid	March 16, 2005

TATA TECHNOLOGIES ANNOUNCES ITS INTENTION TO MAKE AN OFFER FOR UK-BASED PLM SERVICE PROVIDER TO AUTOMOTIVE AND AEROSPACE COMPANIES

Combined entity to have greater reach in North America, Europe and Asia

Tata Technologies Limited (TTL), through its subsidiary, Tata Technologies Inc., USA (TTUS), today announced its intention to make a cash offer at 220 pence per share (Rs.169.40 per share) for 100% of the equity shares shareholding of INCAT International Plc, a UK-based company listed on the Alternative Investment Market (AIM) of the London Stock Exchange. TTL's offer price represents a 4% premium on INCAT's closing price of 211.5 pence per share, as on August 17, 2005. The value of the total offer is pound sterling 53.40 million (approximately Rs.411 crores), for 100% of INCAT's equity shares.

The Board of INCAT has approved and recommended acceptance of this offer to its shareholders.

Both TTL and INCAT provide engineering and design services and PLM (product lifecycle management) products and services, primarily to manufacturers and their suppliers in the international automotive, aerospace and engineering markets.

The offshore capabilities of TTL in the field of engineering automation services combined with the high-end onshore strengths of INCAT are expected to offer a strong and seamless onshore/offshore delivery capability to the international customers in auto, aerospace and engineering industries.

Mr. Patrick McGoldrick, CEO of TTL, said, "The prospect of INCAT joining forces with TTL represents an exciting opportunity to advance our strategic aims. We are experiencing strong organic growth, which we wish to complement with suitably targeted acquisitions. INCAT's broad geographic platform and extensive customer base represents an accelerated route to achieve our targets. We believe that the enlarged group will be a major player in the engineering and design services market, on a global basis, and it will be better placed to respond to the ever-increasing demands from our combined international customer base. On completion of the Offer, I look forward to welcoming the management and staff of INCAT to Tata Technologies and working with them to achieve enhanced stakeholder value in the future."

Dr. Ross Bunce, Chairman of INCAT, said, "We believe that the Offer provides our shareholders with certainty and value. Tata Technologies is a complementary business to our own and the enlarged group should benefit from the greater financial resources and presence, which being a part of the Tata Group will bring to its future development."

TTL, established in 1994, is a subsidiary of Tata Motors Limited, which holds 94.31% of its equity. TTL recorded a consolidated turnover of Rs.180.43 crores (pound sterling 23.0 million) and profit after tax of Rs.7.72 crores (pound sterling 0.98 million) in the year ended March 2005. With approximately 2000 employees, TTL services customers in India, the US, Europe, and Asia-Pacific. Among its customers are large automobile manufacturers in India and abroad.

The acquisition will give TTL greater scale and stronger positions in North America, Europe and Asia. This greater global scale will extend the reach of the enlarged group allowing it to offer a greater range of services to its global customer base.

INCAT, established in 1989, posted a turnover of pound sterling 65.3 million (approx. Rs.507.32 crores) and an operating profit of pound sterling 2.4 million (approx. Rs.18.65 crores) in the year ended August 31, 2004. With over 650 employees, INCAT services customers in North America, Europe and Asia-Pacific in the automobile, aerospace and engineering industries.

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For further press queries please contact Mr Debasis Ray at 91 22 5665 7209 Fax: 91 22 5665 7616 or email at: debasis.ray@tatamotors.com

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.